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ABERDEEN ASIA-PACIFIC INCOME FUND, INC.

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Aberdeen
Asia-Pacific Income
Fund, Inc.

800 Scudders Mill Road
Plainsboro, New Jersey 08536

January 21, 2009

Dear Stockholder:

The Annual Meeting of Stockholders is to be held at 11:00 a.m. (Eastern time), on Friday, March 6, 2009, at 1735 Market Street, 37th Floor, Philadelphia, Pennsylvania. A Proxy Statement regarding the meeting, a proxy card for your vote at the meeting and an envelope, postage pre-paid, in which to return your proxy card are enclosed.

At the Annual Meeting, the Fund's stockholders will vote for the election of three Class III Directors for three-year terms and until their successors are duly elected and qualify **(Proposal 1)**. Stockholders will also consider ratification and approval of modifications to the Investment Management Agreement between the Fund and Aberdeen Asset Management Asia Limited and modifications to the Investment Advisory Agreement among the Fund, Aberdeen Asset Management Asia Limited and Aberdeen Asset Management Limited and the fees paid thereunder to the extent based on assets attributable to investment leverage other than preferred stock, with effect from April 22, 2008; and approval of the amended and restated Investment Management Agreement and Investment Advisory Agreement as new agreements **(Proposal 2).** Stockholders will also be asked to consider approval of a new sub-advisory agreement among the Fund, Aberdeen Asset Management Asia Limited and Aberdeen Asset Management Investment Services Limited **(Proposal 3)**. Stockholders who are present at the meeting will hear a report on the Fund and will be given the opportunity to discuss matters of interest to stockholders.

Your Directors recommend that you vote in favor of each of the foregoing matters.

P. Gerald Malone
Chairman

YOU ARE URGED TO COMPLETE, SIGN AND MAIL THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE (OR AUTHORIZE YOUR PROXY VOTE BY TELEPHONE) TO ASSURE A QUORUM AT THE MEETING. THIS IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. IF YOU NEED MORE INFORMATION, OR HAVE ANY QUESTIONS ABOUT VOTING, PLEASE CALL THE FUND'S PROXY SOLICITOR, THE ALTMAN GROUP, INC., AT 1-800-821-2803.

ABERDEEN ASIA-PACIFIC INCOME FUND, INC.

800 Scudders Mill Road
Plainsboro, New Jersey 08536

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
March 6, 2009

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Aberdeen Asia-Pacific Income Fund, Inc., a Maryland corporation (the "Fund"), will be held at 1735 Market Street, 37th Floor, Philadelphia, Pennsylvania, on Friday, March 6, 2009, at 11:00 a.m. (Eastern time), for the following purposes:

    (1)   To elect three Directors to serve as Class III Directors for three-year terms and until their successors are duly elected and qualify;

    (2)   To ratify and approve modifications to the Investment Management Agreement between the Fund and Aberdeen Asset Management Asia Limited, and modifications to the Investment Advisory Agreement among the Fund, Aberdeen Asset Management Asia Limited, and Aberdeen Asset Management Limited, and the fees paid thereunder to the extent based on assets attributable to investment leverage other than preferred stock, with effect from April 22, 2008; and approve the amended and restated Investment Management Agreement and Investment Advisory Agreement as new agreements;

    (3)   To approve a new sub-advisory agreement among the Fund, Aberdeen Asset Management Asia Limited and Aberdeen Asset Management Investment Services Limited; and

    (4)   To transact any other business that may properly come before the meeting or any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on December 22, 2008 as the record date for the determination of stockholders entitled to notice of, and to vote at, the meeting or any adjournment or postponement thereof.

By Order of the Board of Directors,

[digitized signature]

Lucia Sitar, *Secretary*

Plainsboro, New Jersey
January 21, 2009

IMPORTANT: Stockholders are cordially invited to attend the meeting. Stockholders who do not expect to attend the meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided for that purpose, or to authorize the proxy vote by telephone pursuant to instructions on the enclosed proxy card. Your prompt return of the enclosed proxy card (or authorization of your proxy vote by telephone) may save the Fund the necessity and expense of further solicitations to assure a quorum at the meeting. The enclosed proxy is being solicited on behalf of the Board of Directors of the Fund.

PROXY STATEMENT

ABERDEEN ASIA-PACIFIC INCOME FUND, INC.

800 Scudders Mill Road
Plainsboro, New Jersey 08536

Annual Meeting of Stockholders
March 6, 2009

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Aberdeen Asia-Pacific Income Fund, Inc., a Maryland corporation (the "Fund"), to be voted at the Annual Meeting of Stockholders of the Fund (the "Meeting") to be held at 1735 Market Street, 37th Floor, Philadelphia, Pennsylvania, on Friday, March 6, 2009, at 11:00 a.m. (Eastern time), or at any adjournments or postponements thereof. The approximate mailing date for this Proxy Statement is January 21, 2009, or as soon as practicable thereafter.

All properly executed proxies received prior to the Meeting will be voted at the Meeting, or at any adjournments or postponements thereof, in accordance with the instructions marked on the proxy card. Except as described below, unless instructions to the contrary are marked on the proxy card, proxies received will be voted **"FOR"** Proposals 1, 2 and 3. The persons named as proxy holders on the proxy card will vote in their discretion on any other matters that may properly come before the Meeting or any adjournments or postponements thereof. Any proxy may be revoked at any time prior to its exercise by submitting a properly executed, subsequently dated proxy, giving written notice to the Secretary of the Fund (addressed to the Secretary at the principal executive office of the Fund, 800 Scudders Mill Road, Plainsboro, New Jersey 08536), or by attending the Meeting and voting in person. Stockholders may authorize proxy voting by using the enclosed proxy card along with the enclosed envelope with pre-paid postage. Stockholders may also authorize proxy voting by telephone, by following the instructions contained on their proxy card.

The presence at the Meeting, in person or by proxy, of the stockholders entitled to cast a majority of all the votes entitled to be cast at the Meeting shall be necessary and sufficient to constitute a quorum for the transaction of business. For purposes of determining the presence of a quorum at the Meeting, withheld votes (with respect to Proposal 1) or abstentions (with respect to Proposals 2 and 3) and broker non-votes (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular proposal with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present at the Meeting.

Approval of Proposal 1 (Election of Class III Directors to the Board of Directors) will require the affirmative vote of a majority of the shares of common stock outstanding and entitled to vote thereon. Approval of Proposal 2 (Ratification and approval of modifications to the Investment Management Agreement between the Fund and Aberdeen Asset Management Asia Limited, and modifications to the Investment Advisory Agreement among the Fund, Aberdeen Asset Management Asia Limited and Aberdeen Asset Management Limited and the fees paid thereunder to the extent based on assets attributable to investment leverage other than preferred stock with effect from April 22, 2008; and approval of the amended and restated Investment Management Agreement and Investment Advisory Agreement as new agreements) and Proposal 3 (Approval of a New Sub-advisory Agreement among the Fund, Aberdeen Asset Management Asia Limited and Aberdeen Asset Management Investment Services Limited) will each require the affirmative vote of "a majority of the outstanding voting securities" as defined by the Investment Company Act of 1940, as amended ("1940 Act"). The term "a majority of the outstanding voting securities," as defined by the 1940 Act and as used in this Proxy Statement, means: the affirmative vote of the lesser of (1) 67% or more of the voting securities of the Fund present at the Meeting, if the holders of more than 50% of the Fund's outstanding voting securities are present or represented by proxy, or (2) more than 50% of the Fund's outstanding voting securities ("1940 Act Majority").

A withheld vote with respect to a Class III Director (Proposal 1) will be treated as present and will have the effect of a vote **"AGAINST"** that Director. Proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other person entitled to vote shares on Proposal 1 will be voted **"FOR"** such Proposal. An abstention as to Proposal 2 or Proposal 3 will be treated as present and will have the effect of a vote **"AGAINST"** the Proposal. With respect to Proposal 2 or Proposal 3, broker non-votes will be treated as present for purposes of determining quorum, but will not be considered votes cast at the Meeting and will have the same effect as a vote **"AGAINST"** such Proposal.

If a quorum is not present in person or by proxy at the time the Meeting is called to order, the chairman of the Meeting may adjourn the Meeting. If a quorum is present but there are not sufficient votes to approve a proposal, the chairman of the Meeting may adjourn the Meeting, or may permit the persons named as proxy holders to propose one or more adjournments of the Meeting to permit further solicitation of proxies on that proposal. If the persons named as proxy holders propose to adjourn the Meeting, the vote required for stockholders to adjourn the Meeting is the affirmative vote of a majority of all the votes cast on the matter. In such a case, the persons named as proxy holders will vote those proxies which they are entitled to vote in favor of the proposal **"FOR"** the adjournment as to that proposal, and will vote those proxies required to be voted against the proposal **"AGAINST"** the adjournment as to that proposal. For purposes of votes with respect to adjournment, broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. If the motion for adjournment is not approved, the voting on that proposal will be completed at the Meeting.

Only stockholders or their duly appointed proxy holders can attend the Meeting and any adjournment or postponement thereof. To gain admittance, if you are a stockholder of record or a proxy holder of a stockholder of record, you must bring a form of personal identification to the Meeting, where your name will be verified against our stockholder list. If a broker or other nominee holds your shares and you plan to attend the Meeting, you should bring a recent brokerage statement showing your ownership of the shares, as well as a form of personal identification. If you are a beneficial owner and plan to vote at the Meeting, you should also bring a proxy card from your broker.

The Board of Directors has fixed the close of business on December 22, 2008 as the record date ("Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Meeting and at any adjournment or postponement thereof. Stockholders on the Record Date will be entitled to one vote for each share held. As of the Record Date, the Fund had outstanding 216,089,643 shares of common stock, par value $0.01 per share.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on Friday, March 6, 2009. The Proxy Statement and the Fund's most recent annual report are available on the Internet at http://www.aberdeen-asset.us. The Fund will furnish, without charge, a copy of the Fund's annual report for its fiscal year ended October 31, 2008, and any more recent reports, to any Fund stockholder upon request. To request a copy, please write to the Fund c/o Aberdeen Asset Management Inc., 1735 Market Street, 37th Floor, Philadelphia, PA 19103, or call Telephone: 1-800-522-5465. You may also call for information on how to obtain directions to be able to attend the Meeting and vote in person.

PROPOSAL 1: ELECTION OF CLASS III DIRECTORS

The Fund's bylaws provide that the Board of Directors to be elected by holders of the Fund's common stock will be divided into three classes, as nearly equal in number as possible, each of which will serve for three years, with one class being elected each year. Each year the term of office of one class expires. Directors who are deemed "interested persons" (as that term is defined in Section 2(a)(19) of the 1940 Act) of the Fund, the Fund's investment manager, Aberdeen Asset Management Asia Limited (the "Investment Manager" or "AAMAL"), or the Fund's investment adviser, Aberdeen Asset Management Limited (the "Investment Adviser" or "AAML"), are referred to in this Proxy Statement as "Interested Directors." Directors who are not interested persons, as described above, are referred to in this Proxy Statement as "Independent Directors."

The Board of Directors of the Fund, including the Independent Directors, upon the recommendation of the Board's Nominating and Corporate Governance Committee, which is composed entirely of Independent Directors, has nominated Martin J. Gilbert, William J. Potter, and Brian M. Sherman to serve as Class III Directors for three-year terms, to expire at the Annual Meeting of Stockholders to be held in 2012, and until their successors are duly elected and qualify. Mr. Gilbert was elected by stockholders as a Class III Director to serve until the 2009 Annual Meeting of Stockholders ("2009 Annual Meeting"). Messrs. William J. Potter and Brian M. Sherman were previously elected by holders of the Fund's auction market preferred stock ("AMPS") to serve as Preferred Directors for one-year terms expiring at the 2009 Annual Meeting. The Fund's AMPS were subsequently redeemed in April 2008 and replaced by a loan facility with a syndicate of financial institutions led by the Bank of Nova Scotia. Since there are no longer any AMPS outstanding, the Fund will no longer have Preferred Directors. Pursuant to the provisions of the Fund's bylaws and based on a recommendation by the Fund's Nominating and Corporate Governance Committee, the Fund's Board of Directors, at its December 9, 2008 meeting, determined to reclassify Messrs. Brian M. Sherman and William J. Potter as Class III Directors of the Fund, each to serve for the remainder of a three-year term set to expire at the 2009 Annual Meeting. Each of the nominees has indicated an intention to serve if elected and has consented to be named in this Proxy Statement.

It is the intention of the persons named on the enclosed proxy card to vote "**FOR**" the election of the persons indicated above to serve as Class III Directors. The Board of Directors of the Fund knows of no reason why any of these nominees will be unable to serve, but in the event of any such inability, the proxies received will be voted for such substituted nominees as the Board of Directors may recommend.

The names of the Fund's nominees for election as Class III Directors, and each other Director of the Fund who will continue to serve after the 2009 Annual Meeting, and their addresses, ages and principal occupations during the past five years, are provided in the tables below.

Name, Address and Age	Position(s) Held With the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in Fund Complex* Overseen by Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director
			Class III Directors **(Nominees for a term expiring at the Annual Meeting to be held in 2012)**		
Interested Director					
Martin J. Gilbert** Aberdeen Asset Management PLC 10 Queen's Terrace Aberdeen, Scotland AB10 1YG Age: 53	Class III Director/ Nominee; Vice President	Term expires 2009; Director since 2001	Mr. Gilbert is one of the founding directors, and has been the Chief Executive and an Executive Director, of Aberdeen Asset Management PLC, the parent company of the Fund's Investment Manager and Investment Adviser, since 1983. He is currently Vice President of the Fund, of Aberdeen Global Income Fund, Inc. and of Aberdeen Australia Equity Fund, Inc. He was President of the Fund, of Aberdeen Global Income Fund, Inc. and of Aberdeen Australia Equity Fund, Inc. from February 2004 to March 2008. He was Chairman of the Board of the Fund and of Aberdeen Global Income Fund, Inc. from 2001 to September 2005. He has been a Director of Aberdeen Asset Management Asia Limited, the Fund's Investment Manager, since 1991, a Director of Aberdeen Asset Management Limited, the Fund's Investment Adviser, since 2000, and a Director of Aberdeen Asset Managers (C.I.) Limited, the Fund's former investment manager, from 2000 to 2005. He has been a Director since 1995, and was President since September 2006 of Aberdeen Asset Management Inc., the Fund's administrator. Mr. Gilbert has also served as Trustee of Aberdeen Funds since	29	Aberdeen Global Income Fund, Inc.; Aberdeen Funds

Name, Address and Age	Position(s) Held With the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in Fund Complex* Overseen by Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director
			Class III Directors		
			(Nominees for a term expiring at the Annual Meeting to be held in 2012)		
			December 2007.		
Independent Directors					
William J. Potter† c/o Aberdeen Asset Management Asia Limited 21 Church Street #01-01 Capital Square Two Singapore 049480 Age: 60	Class III Director/ Nominee	Term expires 2009; Director since 1986	Mr. Potter has been Chairman of Meredith Financial Group (investment management) since 2004. He was President of Kingsdale Capital Markets (USA) Inc. (private placement broker) from 2004 through June 2005, and President of Ridgewood Group International Ltd. (international consulting and merchant banking company) from 1989 to 2004.	3	Aberdeen Australia Equity Fund, Inc.; Aberdeen Global Income Fund, Inc.
Brian M. Sherman 2 Paddington Street Paddington, NSW 2021 Australia Age: 65	Class III Director/ Nominee	Term expires 2009; Director since 1986	Mr. Sherman has been Chairman of Sherman Group Limited (investment company) since 2001 and Chairman of Aberdeen Leaders Limited (investment company) since 1987. He was President of the Board of Trustees of the Australian Museum from 2001 to October 2007. He was also a Director of Ten Network Holdings Ltd. (television) from 1998 to October 2007. Mr. Sherman was Chairman of the Fund from 2000 to 2001. Until December 2000, he was Chairman and Joint Managing Director of the Fund's Investment Adviser, and a Director of the Fund's then Investment Manager.	2	Aberdeen Australia Equity Fund, Inc.

Name, Address and Age	Position(s) Held With the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in Fund Complex* Overseen by Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director
			Class II Directors		
			(Term expiring at the Annual Meeting to be held in 2011)		
Independent Directors					
P. Gerald Malone° 48 Barmouth Road Wandsworth, London	Chairman of the Board;	Term expires 2011;	Mr. Malone has been a solicitor for more than five years. He has served as a	30	Aberdeen Australia Equity Fund, Inc.,

Name, Address and Age	Position(s) Held With the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in Fund Complex* Overseen by Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director
			Class III Directors		
			(Nominees for a term expiring at the Annual Meeting to be held in 2012)		
SW18 2DP United Kingdom Age: 58	Class II Director	Director since 2001	Minister of State in the United Kingdom Government. Mr. Malone currently serves as Independent Chairman of one London AIM-listed company (healthcare software) in addition to two privately owned pharmaceutical companies. He is Chairman of the Board of Directors of Aberdeen Global Income Fund, Inc. and Chairman of the Board of Trustees of Aberdeen Funds. He also serves as a director of Regent-GM Ltd. (pharmaceutical manufacturing).		Aberdeen Global Income Fund, Inc.; Aberdeen Funds
Peter D. Sacks‡ c/o Aberdeen Asset Management Asia Limited 21 Church Street #01-01 Capital Square Two Singapore 049480 Age: 63	Class II Director	Term expires 2011; Director since 1993	Mr. Sacks has been a Trustee of Aberdeen Funds since December 2007 and Managing Partner of Toron Capital Markets Inc. (investment management) since 1988.	30	Aberdeen Australia Equity Fund, Inc.; Aberdeen Global Income Fund, Inc.; Aberdeen Funds

Name, Address and Age	Position(s) Held With the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in Fund Complex* Overseen by Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director
			Class I Directors		
			(Term expiring at the Annual Meeting to be held in 2010)		
Independent Directors					
John T. Sheehy§ B.V. Murray and Company 666 Godwin Avenue, Suite 300 Midland Park, NJ 07432	Class I Director	Term expires 2010; Director since 1986	Mr. Sheehy has been a Trustee of Aberdeen Funds since December 2007, Managing Member of Pristine Capital Partners, LLC (venture capital) since 2007, Senior Managing Director of B.V. Murray and Company	30	Aberdeen Australia Equity Fund, Inc.; Aberdeen Global Income Fund, Inc.; Aberdeen Funds

8

Name, Address and Age	Position(s) Held With the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in Fund Complex* Overseen by Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director
			Class III Directors		
		(Nominees for a term expiring at the Annual Meeting to be held in 2012)			
Age: 66			(investment banking) since 2001, and Managing Member of The Value Group LLC (venture capital) since 1997.		
Neville J. Miles†† c/o Ballyshaw Pty. Ltd. 62 Caledonia Street Paddington NSW 2021 Australia Age: 62	Class I Director	Term expires 2010; Director since 1996	Mr. Miles is, and has been for a period in excess of ten years, Chairman of Ballyshaw Pty. Ltd. (share trading, real estate development and investment). He also is a non-executive director of a number of Australian companies. He is Chairman of the Board of Directors of Aberdeen Australia Equity Fund, Inc. Mr. Miles served as Chief Executive Officer of Pulse International Pty. Ltd. (financial transaction processing) from 2004 through 2006.	3	Aberdeen Australia Equity Fund, Inc.; Aberdeen Global Income Fund, Inc.

* Aberdeen Australia Equity Fund, Inc., Aberdeen Global Income Fund, Inc. and Aberdeen Funds have the same Investment Manager and Investment Adviser as the Fund, or an investment adviser that is affiliated with the Investment Manager and Investment Adviser of the Fund, and may thus be deemed to be part of the same "Fund Complex" as the Fund.

** Mr. Gilbert is deemed to be an Interested Director of the Fund because of his affiliation with the Fund's Investment Manager and Investment Adviser.

† Mr. Potter is a member of the Contract Review Committee and the Nominating and Corporate Governance Committee.

° Mr. Malone is a member of the Nominating and Corporate Governance Committee.

‡ Mr. Sacks is a member of the Audit and Valuation Committee.

§ Mr. Sheehy is a member of the Audit and Valuation Committee and the Contract Review Committee.

†† Mr. Miles is a member of the Contract Review Committee, the Nominating and Corporate Governance Committee and the Audit and Valuation Committee.

Please also see the information contained below under the heading "Further Information Regarding Directors and Officers."

The Board of Directors recommends that stockholders vote "FOR" the election of the Fund's three nominees as Class III Directors to the Fund's Board of Directors.

PROPOSAL 2: RATIFICATION AND APPROVAL OF MODIFICATIONS TO THE INVESTMENT MANAGEMENT AGREEMENT ("INVESTMENT MANAGEMENT AGREEMENT") BETWEEN THE FUND

AND ABERDEEN ASSET MANAGEMENT ASIA LIMITED, AND MODIFICATIONS TO THE INVESTMENT ADVISORY AGREEMENT ("INVESTMENT ADVISORY AGREEMENT") AMONG THE FUND, ABERDEEN ASSET MANAGEMENT ASIA LIMITED, AND ABERDEEN ASSET MANAGEMENT LIMITED, AND THE FEES PAID THEREUNDER TO THE EXTENT BASED ON ASSETS ATTRIBUTABLE TO INVESTMENT LEVERAGE OTHER THAN PREFERRED STOCK, WITH EFFECT FROM APRIL 22, 2008; AND APPROVAL OF THE AMENDED AND RESTATED AGREEMENTS AS NEW AGREEMENTS

The Fund is seeking stockholder ratification and approval of certain modifications to the Investment Management Agreement and the Investment Advisory Agreement (the "Agreements") made by the Fund's Board of Directors at its meeting on June 11, 2008, payments made under the Agreements with respect to Fund assets attributable to bank borrowings with effect from April 22, 2008, as well as approval of the Agreements as new agreements. These modifications, which base the calculation of management and advisory fees on Managed Assets (described below) instead of "net assets applicable to shares of common stock and shares of preferred stock", were approved by the Board of Directors following the Fund's redemption of its auction market preferred stock ("AMPS"), to clarify that the management and advisory fees payable under the Agreements are to be with respect to total managed assets as explained below. Prior to April 22, 2008 (the commencement of the redemption of the AMPS), the only form of investment leverage used by the Fund was the issuance of preferred stock (*i.e.*, the AMPS); and investment management and advisory compensation under the Agreements was based on the Fund's total managed assets which included assets applicable to shares of the Fund's preferred stock. With the redemption of the AMPS and the Fund's use of bank borrowings for investment leverage, the Board of Directors modified the Agreements so that compensation under the Agreements would continue to be paid with reference to all of the Fund's managed assets, including those assets attributable to investment leverage in addition to preferred stock, which would include the bank borrowings used to redeem the AMPS. These modifications, which alter the Agreements' operative wording describing how the management and advisory fees are calculated, were made to reaffirm the intent of the Board of Directors, and to describe with precision that management and advisory fees are paid with respect to all Fund managed assets, including those obtained through any form of authorized investment leverage. Fees accrued under the Investment Management Agreement with respect to assets attributable to the bank borrowings, from April 22, 2008 to January 16, 2009, are $1,880,787, of which $1,557,474, through November 30, 2008 have been paid by the Fund. As of January 16, 2009, these accrued management fees are comparable to 0.119 percent of the Fund's average weekly net assets (or 0.087 percent of the Fund's average weekly Managed Assets). In order to remove any doubt as to the intent of the Fund and the Board of Directors with regard to compensation payable under the Agreements, the modification of the compensation provisions, the payments made with respect to assets attributable to the bank borrowings, and the effectiveness and validity of such actions, the Fund is seeking stockholder ratification and approval of the current Agreements, approval of the Agreements as new amended and restated Agreements, and the payments of management and advisory fees based on assets attributable to the bank borrowings with effect from April 22, 2008. The management fees based on assets attributable to the bank borrowings, paid by the Fund, have been placed in an escrow account and such fee payments will continue to be paid into an escrow account until the proposed vote is taken by Fund stockholders. If this Proposal 2 is approved, the fees in the escrow account will be paid to Aberdeen Asset Management Asia Limited; if this Proposal 2 is not approved, the fees in the escrow account will be returned to the Fund with interest and future payments under the Agreements will be attributable solely to the Fund's net assets. Forms of the Investment Management Agreement and the Investment Advisory Agreement, showing these modifications, are attached to this Proxy Statement as Exhibits A and B, respectively.

The Investment Manager, the Investment Adviser and the Agreements

Aberdeen Asset Management Asia Limited serves as investment manager to the Fund and Aberdeen Asset Management Limited serves as investment adviser to the Fund. The Fund last submitted the Agreements to shareholders for approval in 2000 in connection with the acquisition by Aberdeen Asset Management PLC ("Aberdeen PLC") of The EquitiLink Group, the then-current manager and investment adviser of the Fund. The Fund's current Agreements were initially approved by the Board of Directors on December 11, 2003 and are dated as of March 8, 2004. Continuation of each of the Agreements was most recently approved unanimously by the Fund's Board of Directors, and by the Fund's Independent Directors voting separately, at a meeting held on September 9, 2008, as described in the Fund's annual report for the year ended October 31, 2008. The modification of the Agreements was approved and ratified by the Board of Directors on June 11, 2008 subject to shareholder ratification and approval to permit the Investment Adviser and Investment Manager to continue to be paid, as described in further detail below, for all assets under management following the Fund's redemption of its AMPS. In making this approval and ratification, the Board of Directors determined that, in the event Fund stockholders do not approve the clarification to the language with respect to the calculation of the management and advisory fees, the Investment Manager and Investment Adviser will return the fees, currently held in escrow, received from the assets of the Fund attributable to bank borrowings since April 22, 2008, plus interest.

Each Agreement shall continue in effect with respect to the Fund for successive periods of twelve months following its initial approval, provided that each such continuance shall be specifically approved annually by the vote of a majority of the Fund's Board of Directors who are not parties to that Agreement or "interested persons" (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval and either (a) the vote of a majority of the outstanding voting securities of the Fund (a 1940 Act Majority), or (b) the vote of a majority of the Fund's entire Board of Directors. Notwithstanding the foregoing, each Agreement may be terminated with respect to the Fund at any time, without the payment of any penalty, by a vote of a majority of the Fund's Board of Directors or a 1940 Act Majority upon at least sixty (60) days' written notice. Each Agreement shall automatically terminate as to any party in the event of its assignment (as defined in the 1940 Act).

Reason for the Modifications to the Agreements

The Agreements formerly contemplated that management and advisory fees be paid based on "average weekly net assets applicable to shares of common stock and shares of preferred stock". As discussed below, the Fund replaced all of its preferred stock (the AMPS) with bank debt, which at that time was a lower cost form of leverage for common stockholders. As a result, the Board of Directors determined to modify the Agreements subject to stockholder ratification and approval to make clear that management and advisory fees are payable based on Managed Assets, a term that encompasses net assets applicable to common stock and assets applicable to all forms of investment leverage, including preferred stock and bank debt.

The Fund has, since 1989, used leverage to attempt to enhance investment returns. The sole form of leverage employed by the Fund until April 22, 2008 was $600 million of AMPS, a form of preferred stock whose rates were set by auctions every 7 or 28 days. Common stockholders benefited when such rates were lower than the returns generated by the Fund's portfolio. The use of AMPS as leverage, over time, enhanced the Fund's returns to common stockholders and increased the Fund's overall asset size. Pursuant to the Agreements, the Investment Adviser and Investment Manager provide investment services with respect to all of the Fund's assets, regardless of whether such assets have been derived from the sale of common stock or the use of leverage; until April 22, 2008, the Investment Adviser and the Investment Manager were compensated on the basis of the Fund's net assets attributable to common stock and the Fund's then-sole form of leverage, preferred stock in the form of AMPS.

In early February 2008, in part because of the liquidity crisis in the broader credit markets, AMPS auctions began to "fail", meaning that AMPS holders were unable to sell their AMPS, and the AMPS rates automatically reset to the maximum rate permitted under the AMPS program. As a result, the average dividend rate paid on the AMPS increased and was 5.30% over the quarter ended April 30, 2008. The Fund and its Board of Directors moved quickly to seek other forms of leverage. On April 21, 2008, the Fund entered into a loan facility with a syndicate led by The Bank of Nova Scotia in the amount of $600 million. As a result of the Board's timely action, common stockholders benefited from a relatively lower cost of leverage: the average interest rate on the loan facility was 4.23% for the period April 21, 2008 through April 30, 2008. By May 13, 2008, the Fund had completely replaced the $600 million of AMPS with $600 million of leverage from the credit facility.

Following the replacement of the Fund's AMPS, management discussed with the Board at the Board's June 11, 2008 meeting the provisions in the Agreements providing that calculation of management and advisory fees be paid partially based on the Fund's "net assets applicable to" shares of preferred stock. Management and the Board agreed that the intention was for the Investment Manager and Investment Adviser to be paid fees based on all assets under management, including assets attributable to authorized investment leverage. At the meeting held on June 11, 2008, the Board approved and ratified the modifications to the Agreements so that these calculations would be based on "Managed Assets", which include Fund assets attributable to the bank debt used to replace the AMPS. Managed Assets are defined as follows:

> "total assets of the Fund, including any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred stock or other similar preference securities (including, without limitation, the liquidation value of any such stock or securities), (iii) the reinvestment of collateral received for securities loaned in accordance with the Fund's investment objectives and policies, and/or (iv) any other means."

The Board required that the fee calculation be fully disclosed to stockholders in subsequent stockholder reports and conditioned their approval on stockholder ratification and approval of the change at the 2009 Annual Meeting. This clarification of the basis on which management and advisory fees are to be calculated, as approved by the Board, permits the

Board to evaluate and select any appropriate form of leverage for the Fund and move quickly in a highly volatile market environment without seeking further modifications to the Agreements.

Board Considerations

In determining to modify the Agreements and recommend that stockholders ratify and approve this action, the Board noted, in particular, that the services provided to the Fund under the Agreements remain unchanged and the Agreements as modified provide for the same fee schedule as before; fees paid for any level of the Fund assets applicable to common stock and any form of investment leverage under the modified Agreements will be no greater than fees paid for the same level of Fund assets applicable to common stock and preferred stock (*i.e.*, the Investment Manager would receive exactly the same fee on assets applicable to $600 million of preferred stock as it would for assets applicable to $600 million of bank debt). The Board noted that it had been the intent of all parties that the fee calculation in the Agreements was designed to compensate the Investment Manager and Investment Adviser on the basis of the amount of assets as to which they make investment decisions and provide investment management services and that the modified Agreements reflected this intention more clearly than the original formulation. The Board also believed it would be unfair to the Investment Manager and Investment Adviser to require the assets attributable to debt financing be managed without compensating the Investment Manager and Investment Adviser for doing so.

For your reference, the modified language is set forth below.

(A)   Management Agreement:

Prior Fee Description:

The Fund will pay the Investment Manager a fee at the annual rate of 0.65% of the Fund's average weekly net assets applicable to shares of common stock and shares of preferred stock up to $200 million, 0.60% of such assets between $200 million and $500 million, 0.55% of such assets between $500 and $900 million, 0.50% of such assets between $900 million and $1,750 million and 0.45% of such assets in excess of $1,750 million, computed based upon net asset value applicable to shares of common stock and shares of preferred stock at the end of each week and payable at the end of each calendar month.

Fee Description as Modified:

The Fund will pay the Investment Manager a fee at the annual rate of 0.65% of the Fund's average weekly Managed Assets up to $200 million, 0.60% of such assets between $200 million and $500 million, 0.55% of such assets between $500 million and $900 million, 0.50% of such assets between $900 million and $1,750 million and 0.45% of such assets in excess of $1,750 million. For purposes of this calculation, "Managed Assets" of the Fund shall mean total assets of the Fund, including any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred stock or other similar preference securities (including, without limitation, the liquidation value of any such stock or securities), (iii) the reinvestment of collateral received for securities loaned in accordance with the Fund's investment objectives and policies, and/or (iv) any other means. Such compensation shall be determined at the end of each week and payable at the end of each calendar month.

Stockholders are being asked to consider the ratification and approval of the modification of the Investment Management Agreement relating to the calculation of fees excerpted above, as approved by the Fund's Board of Directors at its meeting on June 11, 2008, as well as ratify and approve the payments made under the Investment Management Agreement since April 22, 2008 (the effective date of the Fund's participation in the loan facility) with respect to assets attributable to loan facility leverage. Stockholders are also being asked to approve the amended and restated Investment Management Agreement as a new agreement. The Board of Directors conditioned its approvals on an agreement of the Investment Manager and Investment Adviser that, if stockholders do not ratify and approve the modifications of the Agreements and the fees paid thereunder, management fees paid by the Fund with respect to assets attributable to loan facility leverage since April 22, 2008, currently held in escrow, plus interest will be returned to the Fund and the fee calculation language in the Investment Management Agreement will revert to the prior fee description above.

(B)   Advisory Agreement:

Prior Fee Description:

The Investment Manager will pay the Investment Adviser a fee computed at the annual rate of 0.25% of the Fund's average weekly net assets applicable to the shares of common stock and shares of preferred stock up to $1,200 million and 0.20% of such assets in excess of $1,200 million, computed based upon net asset value applicable to shares of common stock and shares of preferred stock at the end of each week and payable at the end of each calendar month.

Fee Description as Modified:

The Investment Manager will pay the Investment Adviser a fee at the annual rate of 0.25% of the Fund's average weekly Managed Assets up to $1,200 million and 0.20% of such assets in excess of $1,200 million. For purposes of this calculation, "Managed Assets" of the Fund shall mean total assets of the Fund, including any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred stock or other similar preference in securities (including, without limitation, the liquidation value of any such stock or securities), (iii) the reinvestment of collateral received for securities loaned in accordance with the Fund's investment objectives and policies, and/or (iv) any other means. Such compensation shall be determined at the end of each week and payable at the end of each calendar month.

Stockholders are being asked to consider the ratification and approval of the modification of the Investment Advisory Agreement relating to the calculation of fees excerpted above, as approved by the Fund's Board of Directors at its meeting on June 11, 2008, as well as ratify and approve the payments made under the Investment Advisory Agreement since April 22, 2008 (the effective date of the Fund's participation in the loan facility) with respect to assets attributable to loan facility leverage. Stockholders are also being asked to approve the amended and restated Investment Advisory Agreement as a new agreement. The Board of Directors conditioned its approvals on an agreement of the Investment Manager and Investment Adviser that, if stockholders do not ratify and approve the modifications of the Agreements and the fees paid thereunder, management fees paid by the Fund with respect to assets attributable to loan facility leverage since April 22, 2008, currently held in escrow, plus interest will be returned to the Fund and the fee calculation language in the Investment Advisory Agreement will revert to the prior fee description above.
.
Effect of the Modifications of the Agreements on Fees to be Paid

The Fund has accrued fees under the Investment Management Agreement with respect to assets attributable to the bank borrowings, from April 22, 2008 to January 16, 2009, of $1,880,787, of which $1,557,474 have been paid by the Fund through November 30, 2008. As of January 16, 2009, this portion of the management fee accrued by the Fund is comparable to 0.119 percent of the Fund's average weekly net assets (or 0.087 percent of the Fund's average weekly Managed Assets). The Agreements as amended and restated provide for the same fee rates and breakpoints as before; fees paid for any level of Fund assets applicable to common stock and any form of leverage under the modified Agreements will be no greater than fees paid for the same level of Fund assets applicable to common stock and preferred stock. If the amount of the Fund's assets under management increases through additional borrowing, this would result in an increase in the amount of the fees payable by the Fund under the Management Agreement, but would not increase the fee rate.

Exhibit C to this Proxy Statement provides information regarding the principal executive officers and directors of the Investment Manager and the Investment Adviser. No officer or Director of the Fund is also an officer, employee or director of the Investment Manager and Investment Adviser, other than Messrs. Gilbert, Bovingdon, Goodhand and Michael. No Independent Director of the Fund owns any securities of, or has any other material direct or indirect interest in, the Investment Manager and Investment Adviser or any of their affiliates. Messrs. Bartlett and Gilbert own shares of Aberdeen PLC. In addition, employees of Aberdeen PLC or its affiliates may receive, as a portion of their bonus, deferred shares of and/or stock options for Aberdeen PLC, which vest upon the occurrence of certain events.

The Investment Manager and Investment Adviser also provide investment management and advisory services to Aberdeen Global Income Fund, Inc. ("FCO"), a US registered closed-end management investment company within the same family of investment companies of the Fund. For additional information regarding FCO and the investment management and investment advisory fees paid by FCO to the Investment Manager and Investment Adviser, as well as to other affiliated entities, see Proposal 3.

The Board of Directors, including the Independent Directors, recommends that stockholders vote "FOR" PROPOSAL 2.

PROPOSAL 3: APPROVAL OF A NEW SUB-ADVISORY AGREEMENT AMONG THE FUND, ABERDEEN ASSET MANAGEMENT ASIA LIMITED AND ABERDEEN ASSET MANAGEMENT INVESTMENT SERVICES LIMITED

Introduction

At the Meeting, stockholders will be asked to approve the Sub-Advisory Agreement among the Fund, Aberdeen Asset Management Asia Limited and Aberdeen Asset Management Investment Services Limited ("Sub-Advisory Agreement"). The form of Sub-Advisory Agreement, which was considered and approved by the Fund's Board of Directors, including a majority of the Independent Directors of the Fund on December 9, 2008 at a regularly scheduled meeting of the Board of Directors, is attached to this Proxy Statement as Exhibit D. The Sub-Advisory Agreement provides that Aberdeen Asset Management Investment Services Limited ("AAMISL" or "Sub-Adviser") will manage that portion or all of the assets of the Fund that Aberdeen Asset Management Asia Limited, the Fund's investment manager, allocates to it. A description of the Sub-Advisory Agreement is set forth below and is qualified in its entirety by reference to Exhibit D. Some terms of the Sub-Advisory Agreement are summarized below.

Currently, AAMAL makes investment decisions on behalf of the Fund on the basis of recommendations and information furnished to it by the Fund's Investment Adviser. In order to fulfill its obligations under its Investment Management Agreement with the Fund, AAMAL, pursuant to a Memorandum of Understanding, also utilizes the services of persons employed by Aberdeen Asset Management PLC and its subsidiaries (collectively, the "Aberdeen Group"), including certain of those persons located in London at unregistered investment advisory affiliates of the Aberdeen Group ("London Employees"). The Board determined to approve the Sub-Advisory Agreement with AAMISL, as it would result in the services provided to the Fund by the London Employees being supervised by a US registered investment adviser (AAMISL) located in London. By approving the Sub-Advisory Agreement, subject to the provisions of Section 15 of the 1940 Act, the Fund's Board will be required to annually review the relationship between AAMAL and AAMISL and determine that such relationship remains in the best interest of the Fund. For business reasons, the London Employees are associated with, but not employed by, AAMISL. This arrangement will continue following the execution of the Sub-Advisory Agreement, with the London Employees providing services to AAMISL through a Memorandum of Understanding.

AAMISL – The Proposed Sub-Adviser

Aberdeen Asset Management Investment Services Limited, located at One Bow Churchyard, London, EC4M 9HH, is a United Kingdom corporation and was acquired by Aberdeen PLC in December 2005. AAMISL is a U.S. registered investment adviser and is also regulated in the United Kingdom by the Financial Services Authority. AAMISL provides equity and fixed income advisory services to US clients. AAMISL is a wholly-owned subsidiary of Aberdeen PLC, located at 10 Queen's Terrace, Aberdeen, AB10 1YG. Aberdeen PLC is the parent company of an asset management group managing assets for both institutional and retail clients from offices around the world. As of October 31, 2008, Aberdeen PLC was 9.63% owned by its management and staff. As of October 31, 2008, Aberdeen PLC had approximately $167.5 billion in assets under management. As of October 31, 2008, AAMISL had approximately $1.227 billion in assets under management.

Exhibit E to this Proxy Statement provides information regarding the principal executive officers and directors of AAMISL. No officer or Director of the Fund is also an officer, employee or director of AAMISL. No Independent Director of the Fund owns any securities of, or has any other material direct or indirect interest in, AAMISL or any of its affiliates. Messrs. Bartlett and Gilbert own shares of Aberdeen PLC. In addition, employees of Aberdeen PLC or its affiliates may receive, as a portion of their bonus, deferred shares of and/or stock options for Aberdeen PLC, which vest upon the occurrence of certain events.

It is also being proposed to the stockholders of Aberdeen Global Income Fund, Inc. (FCO), a US registered closed-end management investment company within the same family of investment companies of the Fund, that AAMISL be approved as a sub-adviser to that fund. As of October 31, 2008, FCO's managed assets were $116.7 million. Pursuant to an investment management agreement with FCO and Aberdeen Asset Management Asia Limited, the fund's investment manager, AAMAL, is paid a fee, paid by the fund, at the annual rate of 0.65% of the fund's average weekly Managed Assets up to $200 million, 0.60% of such assets between $200 million and $500 million, 0.55% of such assets in excess of $500 million, computed based upon Managed Assets determined weekly and payable on the first business day of each calendar month. For purposes of this calculation, "Managed Assets" means net assets plus the amount of borrowings for investment purposes. Pursuant to an investment advisory agreement among FCO, AAML and Aberdeen Asset Management Limited, the fund's investment adviser, AAML, is paid a fee, by AAMAL, computed at the annual rate of (i) 0.15% of the Fund's average weekly Managed Assets (with respect to recommendations provided by AAML regarding the overall structure of the fund's

portfolio), and (ii) up to 0.10% of the Fund's average weekly Managed Assets (with respect to recommendations provided by AAML regarding specific portfolio securities to be purchased, retained or sold by the fund), computed based upon the value of the Managed Assets determined weekly and payable on the first business day of each calendar month. Neither AAML nor AAMAL has waived, reduced, or has otherwise agreed to reduce its compensation with respect to FCO under any applicable contracts.

For the fiscal year ended October 31, 2008, Aberdeen Asset Management Asia Limited, in its capacity as the Fund's Investment Manager, received $12,208,677 from the Fund, Aberdeen Asset Management Limited, in its capacity as Investment Adviser to the Fund, received $2,931,446 from AAMAL, and Aberdeen Asset Management Inc., in its capacity as the Fund's administrator and investor relations service provider, received $3,076,021 and $127,769, respectively, from the Fund.

The Sub-Advisory Agreement

Sub-advisory services. Under the terms of the proposed Sub-Advisory Agreement, AAMISL agrees, subject to the supervision and control of the Investment Manager and the Fund's Board, to manage the assets of the Fund entrusted to it by the Investment Manager under the Sub-Advisory Agreement (the "Sub-Adviser Assets") in accordance with the Fund's investment objective(s), policies, limitations and restrictions as stated in the Fund's prospectus and statement of additional information, as currently in effect and as amended or supplemented from time to time. AAMISL will also monitor on a continuous basis, pursuant to the terms of the Sub-Advisory Agreement, the performance of the Sub-Adviser Assets and conduct a continuous program of investment, evaluation, and if appropriate, sale and reinvestment of the Sub-Adviser Assets.

Compensation. As compensation for its services under the Sub-Advisory Agreement, AAMISL will receive an annual total fee of $100,000, to be paid in monthly increments. If the Sub-Advisory Agreement is approved by the Fund's stockholders, AAMISL will be paid for its services by the Investment Manager from its fee as investment manager to the Fund. The overall investment management and advisory fees paid by the Fund will not change as a result of the approval of the Sub-Advisory Agreement.

Duration of the Sub-Advisory Agreement. If approved by stockholders of the Fund at the Meeting, the Sub-Advisory Agreement will have an initial term ending September 30, 2010 (unless sooner terminated) and shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by the Fund's Board of Directors or by a vote of "a majority of the outstanding voting securities" of the Fund (as defined in the 1940 Act); provided further that in either event its continuance also is approved by a majority of the Fund's Independent Directors, by a vote cast in person at a meeting called for the purpose of voting on such approval. A vote of "a majority of the outstanding voting securities" of the Fund means "a vote of the lesser of (a) 67% of the shares of the Fund represented at a meeting if holders of more than 50% of the outstanding shares of the Fund are present in person or by proxy, or (b) more than 50% of the outstanding shares of the Fund."

Termination of the Sub-Advisory Agreement. The Sub-Advisory Agreement will automatically terminate upon assignment by any party or upon the termination of the Investment Management Agreement. The Sub-Advisory Agreement is also terminable, without penalty, by (a) a vote of a majority of the Fund's Board of Directors, or by a 1940 Act Majority, or by the Investment Manager, in each case, upon written notice to the Sub-Adviser; (b) any party to the Agreement immediately upon written notice to the other parties in the event of a breach of any provision of the Sub-Advisory Agreement by either of the other parties; or (c) AAMISL upon 90 days' written notice to the Investment Manager and the Fund.

Expenses. AAMISL is obligated to pay all expenses (excluding brokerage costs, custodian fees, fees of independent registered public accounting firms or other expenses of the Fund to be borne by the Fund) and overhead incurred by it in connection with the performance of its services under the Sub-Advisory Agreement. The Sub-Adviser shall, at its sole expense, employ or associate itself with such persons as it believes to be particularly fitted to assist it in the execution of its duties under this Agreement. The Sub-Adviser shall not be responsible for the Fund's or the Investment Manager's expenses. The Fund or the Investment Manager, as the case may be, shall reimburse AAMISL for any expenses of the Fund or the Investment Manager as may be reasonably incurred by AAMISL on behalf of the Fund or the Investment Manager. The Fund bears certain other expenses incurred in its operation. The services of AAMISL are not deemed to be exclusive and nothing in the Sub-Advisory Agreement prevents it or its affiliates from providing similar services to other investment companies and other clients (whether or not their investment objective and policies are similar to those of the Fund) or from engaging in other activities.

Liability of AAMISL. Under the Sub-Advisory Agreement, AAMISL will be liable for its willful misfeasance, bad faith or gross negligence in the performance of its duties or its reckless disregard of its obligations and duties under the Sub-Advisory Agreement.

Brokerage and Transactions. Under the Sub-Advisory Agreement, in the selection of a broker or dealer and the placing of orders, AAMISL shall seek to obtain for the Fund the most favorable price and execution available, except to the extent it may be permitted to pay higher brokerage commissions for brokerage and research services, as provided below. In using its reasonable efforts to obtain for the Fund the most favorable price and execution available, the Sub-Adviser, bearing in mind the best interests of the Fund at all times, shall consider all factors it deems relevant, including price, the size of the transaction, the breadth and nature of the market for the security, the difficulty of the execution, the amount of the commission, if any, the timing of the transaction, market prices and trends, the reputation, experience and financial stability of the broker or dealer involved, and the quality of service rendered by the broker or dealer in other transactions. Neither the Fund nor the Investment Manager shall instruct the Sub-Adviser to place orders with any particular broker(s) or dealer(s) with respect to the Sub-Adviser Assets. Subject to such policies as the Fund's Directors may determine, or as may be mutually agreed to by the Investment Manager and the Sub-Adviser, the Sub-Adviser is authorized but not obligated to cause, and shall not be deemed to have acted unlawfully or to have breached any duty created by the Sub-Advisory Agreement or otherwise solely by reason of its having caused, the Fund to pay a broker or dealer that provides brokerage and research services (within the meaning of Section 28(e) of the Securities Exchange Act of 1934 (the "1934 Act")) to the Sub-Adviser an amount of commission for effecting a Sub-Adviser Assets' investment transaction that is in excess of the amount of commission that another broker or dealer would have charged for effecting that transaction if, but only if, the Sub-Adviser determines in good faith that such commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer viewed in terms of either that particular transaction or the overall responsibility of the Sub-Adviser with respect to the accounts as to which it exercises investment discretion and that the total commissions paid by the Fund with respect to Sub-Adviser Assets will be reasonable in relation to the benefits to the Fund in the long term.

Under the Sub-Advisory Agreement, if AAMISL deems the purchase or sale of a security to be in the best interests of the Fund with respect to the Sub-Adviser Assets as well as its other clients, AAMISL, to the extent permitted by applicable laws and regulations, and subject to any applicable procedures adopted by the Board of Directors, may, but is not required to, aggregate the securities to be sold or purchased in order to obtain the most favorable price or lower brokerage commissions and efficient execution. In such event, allocation of securities so sold or purchased and the expenses incurred in the transaction will be made by AAMISL in the manner it considers to be the most equitable and consistent with its fiduciary obligations to the Fund and such other clients. It is recognized that in some cases, this procedure may adversely affect the price paid or received by the Fund or the size of the position obtainable for, or disposed of by, the Fund with respect to the Sub-Adviser Assets. The Sub-Adviser and any affiliated person of the Sub-Adviser will not purchase securities or other instruments from or sell securities or other instruments to the Fund; provided, however, the Sub-Adviser or any affiliated person of the Sub-Adviser may purchase securities or other instruments from or sell securities or other instruments to the Fund if such transaction is permissible under applicable laws and regulations, including, without limitation, the 1940 Act and the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Background and Board Considerations

On December 9, 2008, the Fund's Contract Review Committee met to consider the proposed sub-advisory arrangement with AAMISL and the Sub-Advisory Agreement. Based on the materials presented, the Contract Review Committee determined to recommend to the Fund's Board of Directors that it approve the proposed sub-advisory arrangement with AAMISL and the Sub-Advisory Agreement, as presented in the Board's materials. To assist the Board in its consideration of the Sub-Advisory Agreement, as discussed below, the Board received and considered extensive information about AAMISL and the resources that it intends to commit to the Fund. The Board of Directors also relied on information previously provided in connection with its annual review of the Fund's Investment Management Agreement and Investment Advisory Agreement. This information, which was discussed at the Board's September 9, 2008 meeting, included a description of the nature, extent and quality of the services to be provided to the Fund by AAMAL and AAML; the investment performance of the Fund; the costs of the services to be provided and the profitability to AAMAL and AAML from providing such services to the Fund; and the extent to which economies of scale would be realized as the Fund grows and whether fee levels reflect these economies of scale for the benefit of Fund investors. The Board of Directors noted that (1) the terms of the Sub-Advisory Agreement are consistent with the terms of the Investment Management and Investment Advisory Agreements previously considered and determined to be in the best interest of the Fund; (2) substantially all of the same London Employees of the Aberdeen Group who currently provide investment advisory services to the Fund would continue to provide the same services for the Fund's Sub-Adviser Assets pursuant to a Memorandum of Understanding; and (3) the overall scope of the services provided to the Fund and the standard of care applicable to those services would be the same.

The Board conducted a thorough review of the potential implications of the Sub-Advisory Agreement for the Fund's stockholders and was assisted in this review by independent legal counsel to the Fund's Independent Directors. After consideration and discussion, the Board, including the Independent Directors, unanimously approved the Sub-Advisory Agreement, and directed that the Agreement be submitted to the Fund's stockholders for their consideration.

In approving the terms of the Sub-Advisory Agreement, the Board considered the following factors, among others:

• The fees paid by the Fund in connection with investment management and advisory services would not change as a result of approving the sub-advisory arrangement with AAMISL and implementing the Sub-Advisory Agreement. The overall scope of services provided to the Fund and the standard of care applicable to those services would remain the same.

• The terms of the Sub-Advisory Agreement are consistent with the terms of the Investment Management and Investment Advisory Agreements previously considered by the Board and determined to be in the best interests of stockholders on September 9, 2008. The Board considered the fee payable to AAMISL by the Investment Manager under the Sub-Advisory Agreement and concluded that such fee is fair and reasonable in light of the services to be provided and the quality of services provided by the London Employees historically.

• The benefits that will be received by the Fund and its stockholders resulting from the approval of the Sub-Advisory Agreement. Specifically, the continuing access through AAMISL for the London Employees' expertise with respect to derivative trading and reverse repurchase transactions on behalf of the Fund, the greater formalization of the advisory services provided by the London Employees by entering into the Sub-Advisory Agreement which is subject to the requirements of Section 15 of the 1940 Act, and the services of AAMISL's Chief Compliance Officer.

• The compliance policies and procedures of AAMISL, including its Code of Ethics, and the interaction among compliance personnel within the Aberdeen Group, including AAMISL's Chief Compliance Officer.

• The resources and operations of the Aberdeen Group, including the experience and professional qualifications of Aberdeen personnel that would be providing compliance and other services to the Fund.

• The Investment Manager's commitment to pay half the costs associated with obtaining stockholder approval of the Sub-Advisory Agreement.

Based on all of the foregoing, the Board and the Independent Directors, voting separately, concluded that the Sub-Advisory Agreement was in the best interest of the Fund.

The Board of Directors, including the Independent Directors, recommends that stockholders vote "**FOR" the approval of the new Sub-Advisory Agreement among the Fund, Aberdeen Asset Management Asia Limited and Aberdeen Asset Management Investment Services Limited.**

FURTHER INFORMATION REGARDING DIRECTORS AND OFFICERS

Officers of the Fund

The names of the officers of the Fund who are not Directors, and their addresses, ages and principal occupations during the past five years, are provided in the table below:

Name, Address and Age	Position(s) Held With the Fund	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
Vincent Esposito** Aberdeen Asset Management Inc. 5 Tower Bridge 300 Barr Harbor Drive, Suite 300 West Conshohocken, PA 19428 Age: 52	President	Since 2008	Currently, Head of North American Mutual Funds for Aberdeen Asset Management Inc. Previously, Managing Director, Deutsche Asset Management (2003-2007); President and Principal Executive Officer of The DWS Scudder Family of Funds, President and Chief Executive Officer of The Central Europe and Russia Fund, Inc., The European Equity Fund, Inc., The New Germany Fund, Inc. (2003-2005) (registered investment companies); Vice Chairman and Director of The Brazil Fund, Inc., The Korea Fund and The Global Commodities Stock Fund (2004-2005) (registered investment companies); formerly, Managing Director, Putnam Investments (1991-2002).
William Baltrus** Aberdeen Asset Management Inc. 5 Tower Bridge 300 Barr Harbor Drive, Suite 300 West Conshohocken, PA 19428 Age: 41	Vice President	Since 2008	Currently, Director of U.S. Fund Services, U.S. Mutual Funds for Aberdeen Asset Management Inc. Prior to joining Aberdeen Asset Management Inc. in November 2007, he was Vice President of Administration for Nationwide Funds Group from 2000-2007.
Gary Bartlett*** Aberdeen Asset Management Inc. 1735 Market Street 37th Floor Philadelphia, PA 19103 Age: 49	Vice President	Since 2008	Currently, US Chief Executive Officer (2006-Present) and Director (2005-Present) and Head of Fixed Income (2006-2007) for Aberdeen Asset Management Inc. Global Head of Fixed Income (2007-Present) Aberdeen Asset Management PLC. Previously, Portfolio Manager, Deutsche Asset Management (1992-December 2005).
William Bovingdon**** Aberdeen Asset Management Limited Level 6, 201 Kent St Sydney, NSW 2000, Australia Age: 47	Vice President	Since 2008	Currently, Head of Australian Fixed Income for Aberdeen Asset Management Limited. Mr. Bovingdon joined Aberdeen Asset Management Limited with the Deutsche Acquisition in 2007. Previously, Head of Fixed Income Deutsche Asset Management (1999-2007).
Gavin Goodhand Aberdeen Asset Management Limited Level 6, 201 Kent St Sydney, NSW 2000, Australia Age: 39	Vice President	Since 2008	Currently, Portfolio Manager Fixed Income for Aberdeen Asset Management Limited. Mr. Goodhand joined Aberdeen Asset Management Limited with the Deutsche Asset Management acquisition in 2007. Mr. Goodhand was formerly a Portfolio Manager with Deutsche Asset Management from 2001 until the acquisition.
Anthony Michael***** Aberdeen Asset Management Asia Limited 21 Church Street #01-01 Capital Squire Two	Vice President	Since 2008	Currently, Head of Fixed Income – Asia for Aberdeen Asset Management Asia Limited. Mr. Michael joined Aberdeen through the acquisition of Deutsche Asset Management's Australian Fixed Income business in June 2007. Previously, Mr. Michael was Director and Senior

Name, Address and Age	Position(s) Held With the Fund	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
Singapore 049480 Age: 45			Portfolio Manager at Deutsche (2002-2007).
Jennifer Nichols** Aberdeen Asset Management Inc. 1735 Market Street 37th Floor Philadelphia, PA 19103 Age: 30	Vice President	Since 2008	Currently, Head of Legal and Compliance US, Vice President and Secretary for Aberdeen Asset Management Inc. Ms. Nichols joined Aberdeen Asset Management Inc. in October 2006. Prior to that, Ms. Nichols was an associate attorney in the Financial Services Group of Pepper Hamilton LLP (law firm) (2003-2006). Ms. Nichols graduated in 2003 with a J.D. from the University of Virginia School of Law.
Timothy Sullivan** Aberdeen Asset Management Inc. 5 Tower Bridge 300 Barr Harbor Drive, Suite 300 West Conshohocken, PA 19428 Age: 47	Vice President	Since 2008	Currently, Senior Product Manager Collective Funds/North American Mutual Funds and Vice President of Aberdeen Asset Management Inc. Mr. Sullivan was Assistant Treasurer of the Fund (from June 2001 to March 2008). Mr. Sullivan joined Aberdeen Asset Management Inc. in 2000.
Vincent McDevitt** Aberdeen Asset Management Inc. 5 Tower Bridge 300 Barr Harbor Drive, Suite 300 West Conshohocken, PA 19428 Age: 42	Vice President - Compliance	Since 2008	Currently, Chief Compliance Officer – Registered Funds for Aberdeen Asset Management Inc. Mr. McDevitt joined Aberdeen Asset Management Inc. in January 2008. He has ten years experience in the investment securities industry. Formerly with ING Clarion Real Estate Securities LP (from 2006 to 2007), Turner Investment Partners, Inc. (from 2004 to 2006), and the Vanguard Group (from 1998 to 2004).
Megan Kennedy** Aberdeen Asset Management Inc. 5 Tower Bridge 300 Barr Harbor Drive, Suite 300 West Conshohocken, PA 19428 Age: 34	Treasurer, Principal Accounting Officer	Since 2008	Currently, Treasurer & Chief Financial Officer Collective Funds/North American Mutual Funds for Aberdeen Asset Management Inc. She served as Assistant Treasurer of the Fund (from March 2008 to September 2008). Ms. Kennedy joined Aberdeen Asset Management Inc. in 2005 as a Senior Fund Administrator. Ms. Kennedy was promoted to Assistant Treasurer Collective Funds/North American Mutual Funds in February 2008 and promoted to Treasurer Collective Funds/North American Mutual Funds in July 2008. Prior to joining Aberdeen Asset Management Inc., Ms. Kennedy was a Private Equity Manager with PFPC (2002-2005).

Name, Address and Age	Position(s) Held With the Fund	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
Lucia Sitar Aberdeen Asset Management Inc. 1735 Market Street 37th Floor Philadelphia, PA 19103 Age: 37	Secretary	Since 2008	Currently, U.S. Counsel for Aberdeen Asset Management Inc. Ms. Sitar joined Aberdeen Asset Management Inc. in July 2007. Prior to that, Ms. Sitar was an associate attorney in the Investment Management Group of Stradley Ronon Stevens & Young LLP (law firm) (2000-2007).

* Officers hold their positions with the Fund until a successor has been duly elected and qualifies. Officers are generally elected annually at the meeting of the Board of Directors next following the annual meeting of stockholders. The officers were last elected on March 11, 2008, except for Messrs. Bovingdon, Goodhand and McDevitt, who were elected on June 11, 2008, and Mr. Baltrus and Ms. Kennedy, who were elected on September 9, 2008.

** Messrs. Baltrus, Esposito, McDevitt and Sullivan and Mses. Kennedy, Nichols and Sitar hold the same position with Aberdeen Australia Equity Fund, Inc. and Aberdeen Global Income Fund, Inc., both of which may be deemed to be part of the same "Fund Complex" as the Fund. Messrs. Baltrus, Esposito and McDevitt and Mses. Kennedy, Nichols and Sitar hold officer positions with the Aberdeen Funds, which may also be deemed to be part of the same "Fund Complex" as the Fund.

*** Mr. Bartlett holds the same position with Aberdeen Global Income Fund, Inc. and acts as an Interested Trustee of the Aberdeen Funds, both of which may be deemed to be part of the same "Fund Complex" as the Fund.

**** Mr. Bovingdon holds the same position with Aberdeen Australia Equity Fund, Inc. which may be deemed to be a part of the same "Fund Complex" as the Fund.

***** Mr. Michael holds the same position with Aberdeen Global Income Fund, Inc. which may be deemed to be a part of the same "Fund Complex" as the Fund.

Ownership of Securities

As of October 31, 2008, the Fund's Directors and executive officers, as a group, owned less than 1% of the Fund's outstanding shares of common stock. The information as to ownership of securities which appears below is based on statements furnished to the Fund by its Directors and executive officers.

As of October 31, 2008, the dollar range of equity securities owned beneficially by each Director in the Fund and in any registered investment companies overseen by the Director within the same family of investment companies as the Fund was as follows:

Name of Director or Nominee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director or Nominee in Family of Investment Companies *
Interested Director		
Martin J. Gilbert	$1 to $10,000	$10,001 to $50,000
Independent Directors		
P. Gerald Malone	$1 to $10,000	$10,001 to $50,000

Name of Director or Nominee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director or Nominee in Family of Investment Companies *
Interested Director		
Neville J. Miles	$1 to $10,000	$10,001 to $50,000
William J. Potter	$1 to $10,000	$10,001 to $50,000
Peter D. Sacks	$50,001 to $100,000	$50,001 to $100,000
John T. Sheehy	$1 to $10,001	$10,001 to $50,000
Brian M. Sherman	$10,001 to $50,000	$10,001 to $50,000

*   Aggregate Dollar Range shown includes equity securities of the Fund, and of Aberdeen Global Income Fund, Inc. and Aberdeen Australia Equity Fund, Inc., all of which may be deemed to be in the same Family of Investment Companies as the Fund.

As of October 31, 2008, none of the Independent Directors or their immediate family members owned any shares of the Investment Manager or Investment Adviser or of any person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with the Investment Manager or Investment Adviser.

Mr. Esposito and Ms. Kennedy serve as executive officers of the Fund. As of October 31, 2008, Mr. Esposito and Ms. Kennedy each owned no shares of the Fund's common stock. Until September 2008, Mr. Joseph Malone served as an executive officer of the Fund and owned no shares of the Fund's common stock. Until March 2008, Mr. Alan Goodson served as an executive officer of the Fund and owned no shares of the Fund's common stock. Until March 2008, Mr. Martin Gilbert served as an executive officer of the Fund.

Committees of the Board of Directors

Current Committees and Members

The Board of Directors has a standing Audit and Valuation Committee, Contract Review Committee, and Nominating and Corporate Governance Committee, each of which is composed entirely of Independent Directors. Each member is also "independent" within the meaning of the NYSE Alternext US LLC ("NYSE Alternext ") listing standards.

Audit and Valuation Committee

The Audit and Valuation Committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), is responsible for the selection and engagement of the Fund's independent registered public accounting firm (subject to ratification by the Fund's Independent Directors), pre-approves and reviews both the audit and non–audit work of the Fund's independent registered public accounting firm, and reviews compliance of the Fund with regulations of the SEC and the Internal Revenue Service, and other related matters. The members of the Fund's Audit and Valuation Committee are Messrs. Neville J. Miles, Peter D. Sacks and John T. Sheehy.

The Board of Directors has adopted an Audit Charter and a Valuation Charter for its Audit and Valuation Committee. A copy of the Audit and Valuation Committee's Audit Charter was included as an appendix to the Fund's proxy statement in 2007.

The Audit and Valuation Committee oversees the activities of the Fund's Pricing Committee and performs the responsibilities assigned to the Audit and Valuation Committee in the Fund's Valuation and Liquidity Procedures, such as overseeing the implementation of the Fund's Valuation and Liquidity Procedures. The Board of Directors has delegated to the Audit and Valuation Committee the responsibility of determining the fair value of the Fund's securities or other assets in situations set forth in the Valuation and Liquidity Procedures.

Contract Review Committee

The Contract Review Committee reviews and makes recommendations to the Board of Directors with respect to entering into, renewing or amending the Fund's management agreement, advisory agreement, administration agreement, investor relations services agreement and other agreements. The members of the Fund's Contract Review Committee are Messrs. Neville J. Miles, William J. Potter and John T. Sheehy.

Nominating and Corporate Governance Committee; Consideration of Potential Director Nominees

The Nominating and Corporate Governance Committee recommends nominations for membership on the Board of Directors and reviews and evaluates the effectiveness of the Board in its role in governing the Fund and overseeing the management of the Fund. It evaluates candidates' qualifications for Board membership and, with respect to nominees for positions as Independent Directors, their independence from the Fund's Investment Manager and Investment Adviser and other principal service providers. The Committee generally meets twice annually to identify and evaluate nominees for director and makes its recommendations to the Board at the time of the Board's December meeting. The Committee also periodically reviews director compensation and will recommend any appropriate changes to the Board as a group. The Committee also reviews and may make recommendations to the Board relating to those issues that pertain to the effectiveness of the Board in carrying out its responsibilities in governing the Fund and overseeing the management of the Fund. The Board of Directors has adopted a Nominating and Corporate Governance Committee Charter, a copy of which was included as an appendix to the Fund's proxy statement in 2008. The members of the Fund's Nominating and Corporate Governance Committee are Messrs. P. Gerald Malone, Neville J. Miles and William J. Potter.

The Committee may take into account a wide variety of factors in considering prospective director candidates, including (but not limited to): (i) availability and commitment of a candidate to attend meetings and perform his or her responsibilities on the Board; (ii) relevant industry and related experience; (iii) educational background; (iv) financial expertise; (v) the candidate's ability, judgment and expertise; and (vi) overall diversity of the Board's composition. The Committee will consider potential director candidates recommended by Fund stockholders provided that: (i) the proposed candidates satisfy the director qualification requirements set forth in the Fund's bylaws, and (ii) in addition to the procedures and requirements as are set forth in the Fund's bylaws, the nominating stockholders comply with the Fund's Policies for Consideration of Board Member Candidates Submitted by Fund Stockholders (the "Stockholder Nomination Policies"), a copy of which may be obtained from the Fund, by writing to Aberdeen Asset Management Inc., the Fund's investor relations services provider, at 1735 Market Street, 37th Floor, Philadelphia, PA 19103, or by sending an e-mail to Aberdeen Asset Management Inc. at InvestorRelations@aberdeen-asset.com. The Stockholder Nomination Policies provide certain conditions that stockholder nominees must meet in order to be eligible for consideration by the Committee. The Stockholder Nomination Policies provide eligibility guidelines for stockholder nominees that take into account, among other things, the relationship between the nominating stockholder and the nominee. The Stockholder Nomination Policies also require nominating stockholders to meet certain qualifications with respect to their ownership of the Fund and certain regulatory reporting requirements. Finally, the Stockholder Nomination Policies impose certain procedural requirements for any stockholder submitting a nomination to the Committee. Other than compliance with the preceding requirements, the Committee will not otherwise evaluate stockholder director nominees in a different manner than other nominees and the standard of the Committee is to treat all equally qualified nominees in the same manner. The Committee may identify prospective director candidates from any reasonable source and has the ability to engage third-party search services for the identification and evaluation of potential nominees.

The Fund's bylaws (Article III, Section 2(c)) contain provisions regarding minimum qualifications for directors. These include a requirement that, to qualify as a nominee for a directorship, each candidate, at the time of nomination, other than persons who were directors at the time of the adoption of the minimum qualifications, must possess at least the following specific minimum qualifications: (i) a nominee shall have at least five years' experience in either investment management, economics, public accounting or Australian business; (ii) a nominee shall have a college undergraduate or graduate degree in economics, finance, business administration, accounting or engineering, or a professional degree in law, engineering, or medicine, from an accredited university or college in the United States, Australia, the United Kingdom, Canada or New Zealand, or the equivalent degree from an equivalent institution of higher learning in another country; and (iii) a nominee shall not have violated any provision of the U.S. federal or state securities laws, or comparable laws of another country.

The Fund's bylaws (Article II, Section 11) also contain advance notice provisions and general procedures with respect to the submission of proposals, including the nomination of directors. Stockholders who intend to propose potential director candidates must substantiate compliance with these requirements. The Fund's Board of Directors recently amended the Fund's bylaws in December 2008, with such enhancements including the information requirements set forth in the

advance notice provisions, as well as a change to the notice period for stockholder nominations. Beginning with the 2010 Annual Meeting of Stockholders, notice of stockholder proposals must be provided to the Fund's Secretary not earlier than the 150th day and not later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the preceding year's proxy statement. Such an amendment synchronizes the advance notice timing under the Fund's bylaws with those under the federal proxy rules. Any stockholder may obtain a copy of the Fund's bylaws by calling the Investor Relations department of Aberdeen Asset Management Inc., the Fund's investor relations services provider, toll-free at 1-800-522-5465, or by sending an e-mail to Aberdeen Asset Management Inc. at InvestorRelations@aberdeen-asset.com.

Board and Committee Meetings in Fiscal 2008

During the Fund's fiscal year ended October 31, 2008, the Board of Directors held four regular meetings and one special meeting; the Audit and Valuation Committee held two meetings; the Contract Review Committee held two meetings; and the Nominating and Corporate Governance Committee held three meetings. During such period, each incumbent Director attended at least 75% of the aggregate number of meetings of the Board of Directors and of all the Committees of the Board on which he served.

Communications with the Board of Directors

Stockholders who wish to communicate with Board members with respect to matters relating to the Fund may address their written correspondence to the Board as a whole or to individual Board members c/o Aberdeen Asset Management Inc., the Fund's investor relations services provider, at 1735 Market Street, 37th Floor, Philadelphia, PA 19103, or may send e-mail correspondence to the Director(s) c/o Aberdeen Asset Management Inc. at InvestorRelations@aberdeen-asset.com.

Director Attendance at Annual Meetings of Stockholders

Generally, in the event that any of the Fund's Directors are geographically close to the site of an annual meeting of stockholders at the time of such meeting, one or more of such Directors will attend the meeting. However, since a majority of the Fund's Directors reside outside of the United States, the Fund recognizes that it would be impractical for most Directors to attend such meetings and would create a significant expense for the Fund. In light of the fact that the residences of most Directors are substantial distances from the location of the annual meetings of stockholders and that, historically, few stockholders have attended annual meetings in person, the Fund has not established a policy with respect to Director attendance at annual meetings of stockholders. No Directors attended the 2008 Annual Meeting of Stockholders.

Compensation of Directors and Officers

The following table sets forth information regarding compensation of Directors by the Fund and by the Fund Complex of which the Fund is a part for the fiscal year ended October 31, 2008. Officers of the Fund and Directors who are interested persons of the Fund do not receive any compensation directly from the Fund or any other fund in the Fund Complex for performing their duties as officers or Directors, respectively.

Each Independent Director of the Fund receives a retainer fee of $21,000 per year and a fee of $2,000 per meeting for attendance at Board meetings. In addition, the Chairman of the Board receives a fee of $12,000 per year; the Chairman of the Contract Review Committee receives a fee of $5,000 per year; and the Chairman of the Audit and Valuation Committee receives a fee of $5,000 per year. There are no per meeting fees for attendance at meetings of the Board's standing committees (Contract Review Committee, Audit and Valuation Committee, and Nominating and Corporate Governance Committee). Members of ad hoc committees of the Board receive a fee of $500 per meeting attended and the Chairman of each ad hoc committee receives an additional fee of $500 per meeting attended. However, the fees for attendance at ad hoc committee meetings may be less than $500 per meeting, in certain instances where committee meetings are held jointly with committee meetings of other funds in the same Fund Complex.


Compensation Table
Fiscal Year Ended October 31, 2008


Name of Director	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex Paid to Directors*

Name of Director	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex Paid to Directors*
David L. Elsum†	$13,500	N/A	N/A	$42,500 (3)
Martin J. Gilbert......................................	$0	N/A	N/A	$0 (29)
P. Gerald Malone....................................	$45,167	N/A	N/A	$146,467 (30)
Neville J. Miles......................................	$33,667	N/A	N/A	$102,667 (3)
Peter D. Sacks..	$31,833	N/A	N/A	$119,000 (30)
John T. Sheehy.......................................	$37,167	N/A	N/A	$137,750 (30)

Preferred Directors:

Anthony E. Aaronson††..........................	$13,500	N/A	N/A	$26,500 (2)
William J. Potter†††...............................	$27,000	N/A	N/A	$83,500 (3)
Anton E. Schrafl††	$12,500	N/A	N/A	$25,500 (2)
Brian M. Sherman†††.............................	$28,500	N/A	N/A	$44,400 (2)

* The number in parentheses indicates the total number of boards in the Fund Complex on which the Director serves or served at any time during the fiscal year ended October 31, 2008.

† Mr. Elsum resigned from the Board of Directors, effective as of the Fund's 2008 Annual Meeting of Stockholders.

†† The terms of Mr. Aaronson and Dr. Schrafl expired at the 2008 Annual Meeting of Stockholders.

††† Messrs. Potter and Sherman were elected to serve one-year terms as Preferred Directors at the 2008 Annual Meeting of Stockholders; each was redesignated as a Class III Director by the Fund's Board of Directors at its meeting on December 9, 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the 1934 Act and Section 30(h) of the 1940 Act, as applied to the Fund, require the Fund's officers, Directors, the Investment Manager and Investment Adviser, affiliates of the Investment Manager or Investment Adviser, and persons who beneficially own more than 10% of a registered class of the Fund's outstanding securities ("Reporting Persons") to electronically file reports of ownership of the Fund's securities and changes in such ownership with the SEC and the NYSE Alternext. Such persons are required by SEC regulations to furnish the Fund with copies of all such filings.

Based solely on its review of the copies of such forms received by it and written representations from certain Reporting Persons that no year-end reports were required for those persons, and except as provided in the following sentence, the Fund believes that during the fiscal year ended October 31, 2008, its Reporting Persons complied with all applicable filing requirements. Mr. Gavin Goodhand, Vice President of the Fund and an affiliate of the Investment Adviser, filed a Form 3 Initial Statement of Beneficial Ownership of the Fund's securities subsequent to the 10-day period specified in the Form.

Relationship of Directors or Nominees with the Investment Manager and the Investment Adviser

Aberdeen Asset Management Asia Limited serves as the Investment Manager to the Fund and Aberdeen Asset Management Limited serves as the Investment Adviser to the Fund pursuant to a management agreement dated as of March 8, 2004 and an advisory agreement dated as of March 8, 2004, respectively. The Investment Manager is a Singapore corporation with its registered office located at 21 Church Street, #01-01 Capital Square Two, Singapore 049480. The Investment Manager is a wholly-owned subsidiary of Aberdeen Asset Management PLC, a Scottish company. The registered

offices of Aberdeen Asset Management PLC are located at 10 Queen's Terrace, Aberdeen, Scotland AB10 1YG. The Investment Adviser is an Australian corporation which is a wholly-owned subsidiary of the Investment Manager. The registered offices of the Investment Adviser are located at Level 6, 201 Kent Street, Sydney, NSW 2000, Australia. Mr. Martin Gilbert, a current Class III Director who is standing for re-election pursuant to Proposal 1, serves as Vice President of the Fund and as a Director of the Investment Manager, a Director of the Investment Adviser, and as the Chief Executive and an Executive Director of Aberdeen Asset Management PLC. Mr. Gilbert is also a stockholder of Aberdeen Asset Management PLC.

Aberdeen Asset Management Inc. ("AAMI"), an affiliate of the Investment Manager and the Investment Adviser, serves as the Fund's administrator, pursuant to an agreement under which AAMI receives a fee at an annual rate equal to 0.15% of the Fund's average weekly managed assets (which are defined as net assets plus the amount of any borrowings for investment purposes) between $0 to $600 million, computed based upon the value of managed assets determined at the end of each week, and 0.125% of such assets in excess of $600 million. AAMI is a Delaware corporation with its principal business office located at 1735 Market Street, 37th Floor, Philadelphia, Pennsylvania 19103. AAMI also provides investor relations services to the Fund under an investor relations services agreement, for a monthly retainer of $10,000, plus out-of-pocket expenses. Messrs. Bartlett, Gilbert and Sullivan, and Ms. Nichols, who serve as officers of the Fund, are also directors and/or officers of AAMI. See "Further Information regarding Directors and Officers—Officers of the Fund."

REPORT OF THE AUDIT AND VALUATION COMMITTEE; INFORMATION REGARDING THE FUND'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Valuation Committee has selected, and the Fund's Independent Directors have ratified the selection of, PricewaterhouseCoopers LLP ("PwC"), independent registered public accounting firm, to audit the financial statements of the Fund for the fiscal year ending October 31, 2009.

Representatives from PwC are not expected to be present at the Meeting to make a statement or respond to questions from stockholders. However, such representatives are expected to be available by telephone to respond to questions raised by stockholders, if any, during the Meeting.

The Audit and Valuation Committee has received from PwC the written disclosures and the letter required by the Public Company Accounting Oversight Board regarding PwC's communications with the Audit and Valuation Committee concerning independence, and has discussed with PwC its independence. The Audit and Valuation Committee has also reviewed and discussed the audited financial statements with Fund management and PwC, and discussed certain matters with PwC addressed by Statements on Auditing Standards Nos. 61 and 90. Based on the foregoing, the Audit and Valuation Committee recommended to the Board of Directors that the Fund's audited financial statements be included in the Fund's Annual Report to Stockholders for the fiscal year ended October 31, 2008. The members of the Audit and Valuation Committee are Messrs. Neville J. Miles, Peter D. Sacks and John T. Sheehy.

The following table sets forth the aggregate fees billed for professional services rendered by PwC to the Fund during the Fund's two most recent fiscal years:

Fiscal year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2008	$139,500	$0	$7,600	$0
2007	$134,500	$21,250	$7,250	$0

All of the services described in the table above were approved by the Audit and Valuation Committee pursuant to its pre-approval policies and procedures (the "Pre-Approval Policies and Procedures") which are summarized below. The tax fees were for the preparation of the Fund's federal income tax returns.

Other than as set forth in the table above, PwC billed $205,900 and $14,500 in non-audit fees for the fiscal years ended October 31, 2008 and October 31, 2007, respectively.

For the fiscal year ended October 31, 2008, PwC UK billed Aberdeen PLC $325,800 primarily for audit-related services in connection with a SAS 70 review of Aberdeen PLC, which included the Investment Manager and Investment Adviser operations.

The Fund's Audit and Valuation Committee has adopted Pre-Approval Policies and Procedures pursuant to which the Committee pre-approves all audit and non-audit services provided by the Fund's independent registered public accounting firm ("Auditor") and any non-audit services provided by the Auditor to the Fund's Investment Manager, Investment Adviser and any entity controlling, controlled by, or under common control with the Fund's Investment Manager or the Fund's Investment Adviser that provides ongoing services to the Fund ("Service Affiliates") during the period of the Auditor's engagement to provide audit services to the Fund, if those services directly impact the Fund's operations and financial reporting. Audit services include those typically associated with the annual audit such as evaluation of internal controls. Non-audit services include (i) certain services that are audit-related, such as consultations regarding financial accounting and reporting standards and confirmations required under the terms of the AMPS, and (ii) tax services. Certain services may not be provided by the Auditor to the Fund or to the Fund's Service Affiliates without jeopardizing the Auditor's independence. These services are deemed prohibited services and include certain management functions; human resources services; broker-dealer, investment adviser or investment banking services; legal services; and expert services unrelated to the audit. Other services are conditionally prohibited and may be provided if the Audit and Valuation Committee reasonably concludes that the results of the services will not be subject to audit procedures during an audit of the client's financial statements. These types of services include bookkeeping; financial information systems design and implementation; appraisal or valuation services; actuarial services; and internal audit outsourcing services.

The Pre-Approval Policies and Procedures require Audit and Valuation Committee approval of the engagement of the Auditor for each fiscal year and approval of the engagement by at least a majority of the Fund's Independent Directors. In determining whether to engage the Auditor for its audit services, the Audit and Valuation Committee will consider the Auditor's proposed fees for the engagement, in light of the scope and nature of the audit services that the Fund will receive. The Pre-Approval Policies and Procedures also permit the Audit and Valuation Committee to pre-approve the provisions of types or categories of permissible non-audit services for the Fund and its Service Affiliates on an annual basis at the time of the Auditor's engagement and on a project-by-project basis. At the time of the annual engagement of the Fund's Auditor, the Audit and Valuation Committee is to receive a list of the categories of expected non-audit services with a description and an estimated budget of fees. In its pre-approval, the Audit and Valuation Committee should determine that the provision of the service is consistent with, and will not impair, the ongoing independence of the Auditor and set any limits on fees or other conditions it finds appropriate. Non-audit services may also be approved on a project-by-project basis by the Audit and Valuation Committee consistent with the same standards for determination and information.

The Audit and Valuation Committee may also appoint a Designated Member of the Committee to pre-approve non-audit services that have not been pre-approved or material changes in the nature or cost of any non-audit services previously pre-approved. Any actions by the Designated Member are to be ratified by the Audit and Valuation Committee by the time of its next regularly scheduled meeting. The Fund's Pre-Approval Policies and Procedures are to be reviewed annually by the Audit and Valuation Committee and the Fund maintains a record of the decisions made by the Committee pursuant to those procedures.

ADDITIONAL INFORMATION

Expenses. The expense of preparation, printing and mailing of the enclosed proxy card and accompanying Notice and Proxy Statement will be borne by the Fund and AAMAL. The Fund will reimburse banks, brokers and others for their reasonable expenses in forwarding proxy solicitation material to the beneficial owners of the shares of the Fund. In order to obtain the necessary quorum at the Meeting, supplementary solicitation may be made by mail, telephone, telegraph or personal interview. Such solicitation may be conducted by, among others, officers, Directors and employees of the Fund, the Investment Manager, the Investment Adviser or the Fund's administrator. The Altman Group has been retained to assist in the solicitation of proxies. The Altman Group will be paid a project fee of $5,500 and will be reimbursed for its related expenses. Total payments to The Altman Group are expected to be between approximately $130,000 and $200,000. The Fund will bear the costs of soliciting proxies with respect to Proposal 1; the Fund and the Investment Manager will each bear equal responsibility with respect to the costs of soliciting proxies associated with Proposals 2 and 3.

Solicitation and Voting of Proxies. Solicitation of proxies is being made primarily by the mailing of this Proxy Statement with its enclosures on or about January 21, 2009. As mentioned above, The Altman Group has been engaged to assist in the solicitation of proxies. As the meeting date approaches, certain stockholders of the Fund may receive a call from a representative of The Altman Group, if the Fund has not yet received their vote. Authorization to permit The Altman Group to execute proxies may be obtained by telephonic instructions from stockholders of the Fund. Proxies that are obtained telephonically will be recorded in accordance with procedures that Management of the Fund believes are reasonably designed to ensure that the identity of the stockholder casting the vote is accurately determined and that the voting instructions of the stockholder are accurately determined.

Any proxy given by a stockholder is revocable. A stockholder may revoke the accompanying proxy at any time prior to its use by submitting a properly executed, subsequently dated proxy, giving written notice to the Secretary of the Fund, or by attending the Meeting and voting in person.

Beneficial Ownership. To the best of the Fund's knowledge, based upon filings made with the SEC as of December 22, 2008, no persons or group beneficially owned more than 5% of the voting securities of the Fund.

Stockholder Proposals. If a stockholder intends to present a proposal, including the nomination of a director, at the Annual Meeting of Stockholders of the Fund to be held in 2010 and desires to have the proposal included in the Fund's proxy statement and form of proxy for that meeting, the stockholder must deliver the proposal to the Secretary of the Fund at the office of the Fund, 800 Scudders Mill Road, Plainsboro, New Jersey 08536, and such proposal must be received by the Secretary no later than September 18, 2009.

Stockholders wishing to present proposals, including the nomination of a director, at the Annual Meeting of Stockholders of the Fund to be held in 2010 which they do not wish to be included in the Fund's proxy materials must send written notice of such proposals to the Secretary of the Fund at the office of the Fund, 800 Scudders Mill Road, Plainsboro, New Jersey 08536, and such notice must be received by the Secretary no sooner than August 19, 2009 and no later than 5:00 p.m., Eastern Time, on September 18, 2009 in the form prescribed from time to time in the Fund's bylaws.

OTHER BUSINESS

The Board of Directors of the Fund knows of no business that will be presented for consideration at the Meeting other than as set forth above. If any other matter is properly presented, it is the intention of the persons named on the enclosed proxy card to vote in accordance with their discretion.

By Order of the Board of Directors,

[digitized signature]

Lucia Sitar, *Secretary*

800 Scudders Mill Road
Plainsboro, New Jersey 08536
January 21, 2009